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| FORM 4 |              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Elingburg,                       Wesley                           R.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                      c/o Laboratory Corporation of America
                             430 South Spring Street
--------------------------------------------------------------------------------
                                   (Street)

    Burlington                   North Carolina                       27215
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    Laboratory Corporation of America Holdings ("LH")

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

4.  Statement for Month/Year

    March 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer

                             (Check all applicable)

    ___ Director     X  Officer             ___ 10% Owner    ___ Other
                    --- (give title below)                       (specify below)

                    Executive Vice President,Chief Financial
                    ----------------------------------------
                             Officer and Treasurer
                             ---------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X   Form filed by One Reporting Person
    ---
    ____ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


------------------------------------------------------------------------------------------------------------------------------------
1. Title            2. Trans-  3. Trans-       4. Securities Acquired (A)          5. Amount of         6. Owner-     7. Nature
   of                  action     action          or Disposed of (D)                  Securities           ship          of In-
   Security            Date       Code            (Instr. 3, 4 and 5)                 Beneficially         Form:         direct
   (Instr. 3)          (Month/   (Instr. 8)                                           Owned at             Direct        Bene-
                       Day/    -------------------------------------------------      End of               (D) or        ficial
                       Year)                                                          Month                Indirect      Owner-
                                Code       V       Amount    (A) or      Price        (Instr. 3 and 4)     (I)           ship
                                                             (D)                                           (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/15/02     S                  5,000      D       $    90.20
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/15/02     S                  5,000      D       $    91.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/15/02     S                  5,000      D       $    90.40
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/15/02     S                  5,000      D       $    89.82
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/15/02     S                  7,000      D       $    90.75
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/14/02     M                  7,778      A       $   66.125
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/14/02     M                  4,600      A       $ 53.40625
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)     3/14/02     S                  6,178      D       $    90.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

(1) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V       Amount    (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)       3/14/02     S                  2,000      D        $90.03
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)       3/14/02     S                  4,200      D        $90.08    109,424.0924          D
------------------------------------------------------------------------------------------------------------------------------------

(1) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
--------------------------------------------------------------------------------


  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative    2. Conver-       3. Trans-       4. Transac-       5. Number of Deriv-
    Security (Instr. 3)       sion or          action          tion Code         ative Securities
                              Exercise         Date            (Instr. 8)        Acquired (A) or
                              Price of         (Month/                           Disposed of (D)
                              Deriv-           Day/                              (Instr. 3, 4, and 5)
                              ative            Year)
                              Security
                                                            ------------------------------------------------------------------------
                                                            Code      V       (A)         (D)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option                $66.125          3/14/02         M                            7,778
(1)(2)
------------------------------------------------------------------------------------------------------------------------------------
Employee
Stock Option                $53.40625        3/14/02         M                            4,600
(2)(4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-                  Amount or                  at End           Owned at      (Instr.
                               Exer-    tion         Title       Number of                  of               End of        4)
                             cisable    Date                     Shares                     Month            Month
                                                                                           (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                              (3)       02/06/11    Common        7,778                      62,222          D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
                              (5)       08/17/10    Common        4,600                       9,200          D
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:
(1) Common stock purchase option granted under the Labortory Corporation of America Holdings 2000 Stock Incentive Plan.

(2) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.

(3) Total option to purchase 70,000 shares vests in three approximately equal installments on February 5, 2002, February 5, 2003 and February 5, 2004.

(4) Common stock purchase option granted under the Laboratory Corporation of America Holdings 2000 Stock Incentive Plan.

(5) Total option to purchase 13,800 shares vests in three equal installments on August 17, 2001, August 17, 2002 and August 17, 2003.


                 /s/ Bradford T. Smith
                 ---------------------
                  **Signature of Reporting Person               April 8, 2002
              Bradford T. Smith, Attorney-in-Fact for           -------------
                                                                    Date

                  Wesley R. Elingburg

Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.

          * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

         ** Intentional misstatements or omissions of facts constitute Federal
            Criminal Violations
            See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure